NEWS RELEASE

INTEROIL TO LIST ON NYSE

March 23, 2009 -- InterOil Corporation (IOC:NYSE Amex) (IOC:POMSoX) today announced that it has received approval to list its common shares on  the New York Stock Exchange (NYSE).  The common shares will begin trading on the NYSE effective at the beginning of trading on March 31, 2009.  The Company's common shares will continue to trade under the current ticker symbol, "IOC".

"We are pleased to be able to list on the New York Stock Exchange, the world’s premiere Exchange, and provide shareholders and investors with the increased liquidity and visibility it offers," said Phil Mulacek, InterOil’s' Chairman and Chief Executive Officer.  "We look forward to building our shareholder base through a long and successful relationship with the NYSE."

"We welcome InterOil Corporation on its move to the New York Stock Exchange," said Catherine R. Kinney, NYSE Euronext Group Executive Vice President and Head of Global Listings.  "We look forward to continuing to provide the company and its shareholders with the superior services and brand visibility associated with listing on NYSE Euronext markets."

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 4.6 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct a liquid natural gas plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	mailto:Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600